UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Danaher Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

23585110

(CUSIP Number)

Scott Brannan

11790 Glen Road

Potomac, MD 20854

(301) 299-2225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 23585110

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Mitchell P. Rales
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 35,669,704.5 (1)
	8	Shared Voting Power None
	9	Sole Dispositive Power 35,669,704.5 (1)
	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,669,704.5 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.99% (2)
14	Type of Reporting Person (See Instructions) IN

1

Includes 175,283.5 shares of common stock underlying the 35,000 shares of the Company’s Series B Mandatory Convertible Preferred Stock beneficially owned by the Reporting Person, calculated at the conversion rate in effect as of the date of this report.

2

Based on 714,576,868 shares of the Company’s common stock outstanding as of October 15, 2021, as reported in the Company’s Quarterly Report on Form 10-Q filed on October 21, 2021, and assuming conversion of all of the Series B Mandatory Convertible Preferred Stock beneficially owned by the Reporting Person.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) to the Statement on Schedule 13D (as amended, the “Statement”) is being filed with the Securities and Exchange Commission (the “Commission”) to report the Reporting Person’s beneficial ownership of the common stock, par value $.01 per share of Danaher Corporation, a corporation organized under the laws of the state of Delaware (the “Company”). This Amendment amends and supplements the Statement originally filed on May 12, 2020 with the Commission, as amended by Amendment No. 1 to the Statement filed on June 14, 2021 with the Commission .. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Statement. This Amendment No. 2 constitutes an exit filing of the Reporting Person.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby supplemented as follows:

As of November 2, 2021, the Reporting Person intends to commence sales of an anticipated amount of approximately 1,225,000 shares of common stock from his direct holdings. A charitable foundation of which the Reporting Person is a director presently intends to acquire substantially the same number of shares through future purchases in the open market, however the amount and timing of any such acquisitions will depend on various factors including market conditions.

Item 5. Interest in Securities of the Issuer

As of the date hereof, the Reporting Person is the beneficial owner of 35,669,704.5 shares of common stock representing approximately 4.99% of the 714,576,868 shares outstanding, as disclosed in the Company’s Quarterly Report on Form 10-Q filed on October 21, 2021, and assuming conversion of all of the Series B Mandatory Convertible Preferred Stock beneficially owned by the Reporting Person. The Reporting Person’s ownership consists of 26,096,000 shares owned by limited liability companies of which the Reporting Person is the trustee of the sole member, 6,312 shares owned by the Reporting Person’s two minor children, 862,479 shares held by the Mitchell P. Rales Family Trust of which the Reporting Person is trustee, 194,180 shares attributable to the Reporting Person’s 401(k) account, 6,122,500 shares owned by a charitable foundation of which the Reporting Person is a director and 2,212,950 shares owned directly. The Reporting Person disclaims beneficial ownership of all shares that are owned directly or indirectly by his spouse and by Steven M. Rales, his brother.

The Reporting Person’s beneficial ownership also consists of approximately 125,202.5 shares of common stock underlying 25,000 shares of the Company’s Series B Mandatory Convertible Preferred Stock owned by a charitable foundation of which the Reporting Person is a director, and approximately 50,081 shares of common stock underlying the 10,000 shares of the Company’s Series B Mandatory Convertible Preferred Stock owned by the Mitchell P. Rales Family Trust of which the Reporting Person is trustee, in each case calculated based on the conversion rate in effect as of the date hereof. At any time prior to April 15, 2023, the Reporting Person has the option to elect to convert the shares of the Series B Mandatory Convertible Preferred Stock in whole or in part into shares of the Company’s common stock at the minimum conversion rate of 5.0081 shares of the Company’s common stock per share of Series B Mandatory Convertible Preferred Stock. In addition, the Series B Mandatory Preferred Stock will convert into shares of the Company’s common stock on the second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding April 15, 2023 (the “mandatory conversion date”). Upon conversion on the mandatory conversion date, the conversion rate for each share of the Series B Mandatory Convertible Preferred Stock will be not more than 6.1349 shares of common stock and not less than 5.0081 shares of common stock, with the exact conversion rate depending on the applicable market value of the common stock.

All of the shares of the Company’s common stock held by the limited liability companies of which the Reporting Person is the trustee of the sole member are pledged to secure lines of credit with certain banks and each of these entities and the Reporting Person are in compliance with the terms of these lines of credit.

The information in Item 4 is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 2, 2021
Date

/s/ Mitchell P. Rales
Signature

Mitchell P. Rales
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)